FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Additional Investment in Manitou Gold Inc.

Toronto, Ontario (April 9, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced the purchase of 15,900,000 common shares (the “Shares") of Manitou Gold Inc. ("Manitou"), representing approximately 2.5% of the outstanding common shares of Manitou (the “Transaction”), on a partially diluted basis. The Shares are being acquired by Alamos by way of share purchase agreement with a third party at a price of C$0.08 per Share.

Prior to the closing of the Transaction, the Company had beneficial ownership of, or control and direction over 42,311,077 common shares and 4,520,000 warrants of Manitou, or 17.44% of its issued and outstanding common shares on a partially diluted basis (assuming exercise of the warrants).

Assuming exercise of the warrants, the Company will have the beneficial ownership of, or control and direction over 62,731,077 common shares or 19.96% of the issued and outstanding shares of Manitou, on a partially diluted basis, calculated as of the date of the Transaction. The Company does not own any other securities of Manitou.

Alamos carried out the Transaction for investment purposes and may increase or decrease its investment based on market conditions. Alamos and Manitou entered into an Investor Rights Agreement on December 24, 2019, which provides Alamos with (i) the right to nominate one director to Manitou’s board of directors, (ii) non-dilution rights, such that Alamos can retain its pro-rata ownership in Manitou by participating in any subsequent share issuance, so long as Alamos retains at least 10% ownership of Manitou’s common shares outstanding on a partially diluted basis, and (iii) the right to participate in a joint Exploration Committee which has been established to discuss and advise on exploration strategy for Manitou’s Goudreau Project. On June 30, 2020, Peter MacPhail, Chief Operating Officer of Alamos was elected as a Director of Manitou.

The Early Warning Report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Manitou’s SEDAR profile at www.sedar.com. The Transaction remains subject to customary approvals, including the Toronto Stock Exchange.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION (INCLUDING TO OBTAIN A COPY OF THE EARLY WARNING REPORT REFERENCED HEREIN) PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts and reasonable assumptions of management. Readers are asked to review the "Risk Factors" set out in Alamos Gold Inc.'s Annual Information Forms and other filings available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2 | ALAMOS GOLD INC